Exhibit 99.10

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Patrice Live, Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am currently employed as Manager of Mining in the consulting firm BBA Inc.: 630 René-Lévesque Boulevard West, Suite 1900, Montreal, Quebec H3B 4V5 Canada;

2)	I graduated from the University of Laval (Québec City) in 1976 with a BASc in Mining Engineering. I have worked as a mining engineer continuously since my graduation from university;

3)	I am a member in good standing of the Order of Engineers of Québec (#38991) and I am a member of the Canadian Institute of Mining. Experience includes a full range of studies from: preliminary economic assessments, prefeasibility studies and feasibility studies, as well as due diligence audits and technical reviews, ore reserves estimation, mining methods, mine design and development, production scheduling and planning, equipment sizing, capital and operating cost estimates with cash flow models, and financial analysis;

4)	I visited the Rainy River Project site on October 11, 2012;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 15 (except 15.3), 16 (except 16.2.1, 16.3, 16.4 and 16.5), 21.4.4, 21.4.5, 21.5.2 and 21.6.4 and contributed to Sections 1, 25 and 26 of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re- addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Montreal, Quebec	Patrice Live [“signed and sealed”]
February 14, 2013	Patrice Live, Eng.
Manager of Mining

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